SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
Form N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Millennium India Acquisition Company Inc.

Address of Principal Business Office:
330 East 38th Street
Suite 40H
New York, New York 10016

Telephone Number:  (212) 681-6763

Name and address of agent for service of process:
F. Jacob Cherian
President and Chief Executive Officer
Millennium India Acquisition Company Inc.
159 South Drive
Manhasset Hills, NY 11040

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☐                            No ☒

Item 1.    Exact name of registrant.

Millennium India Acquisition Company Inc.

Item 2.    Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

The registrant was formed on March 15, 2006 in the state of Delaware.

Item 3.    Form of organization of registration.

Corporation.

Item 4.    Classification of registrant.

Management company.

Item 5.    If registrant is a management company:

(a)	state whether registrant is a “closed-end” company or an “open-end” company;

The registrant is a “closed-end” company.

(b)	state whether registrant is registering as a “diversified” company or a “non-diversified” company.

The registrant is registering as a “non-diversified” company.

Item 6.    Name and address of each investment adviser of registrant.

None.

Item 7.    If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

The registrant’s officers and directors are as follows:

F. Jacob Cherian, President, Chief Executive Officer & Director
Suhel Kanuga, Executive Vice President, Chief Financial Officer, Treasurer, Secretary & Director
Kishore Mirchandani, Chairman & Director
Lawrence Burstein, Director
Gul Asrani, Director
C.P. Krishnan Nair, Director
Sarat Sethi, Director

The address for each of the above directors and officers is c/o Millennium India Acquisition Company Inc., 330 East 38th Street, Suite 40H, New York, NY 10016.

Item 8.    Not applicable.

Item 9.	(a)	State whether registrant is currently issuing and offering its securities directly to the public.

No.

(b)	Not applicable.

(c)	If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities.

No.

(d)	State whether registrant has any securities currently issued and outstanding.

Yes.

(e)
If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

As of December 12, 2007, there are 284 beneficial owners of registrant’s outstanding units (each comprised of one share of common stock and one warrant entitling the holder to one share of common stock), 249 beneficial owners of registrant’s outstanding common stock, and 336 beneficial owners of registrant’s outstanding warrants, and one beneficial owner of a unit purchase option. To the knowledge of registrant, no company owns 10 percent or more of the registrant’s outstanding voting securities as of the date hereof.

Item 10.	State the current value of registrant’s total assets.

As of September 30, 2007, the value of registrant’s total assets is $59,209,922.

Item 11.	State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958.

No.

Item 12.	Attach as an exhibit a copy of the registrant’s last regular periodic report to its securityholders, if any.

Form 10-K for the year ended December 31, 2006, filed with the Commission on March 30, 2007 is attached as Exhibit 12.

SIGNATURES

A copy of the Certificate of Incorporation of Millennium India Acquisition Company Inc. is on file with the Secretary of State of the State of Delaware, and notice is hereby given that this instrument is executed on behalf of the Company by an officer or director of the Company in his or her capacity as an officer or director of the Company and not individually and that the obligations of or arising out of this instrument are not binding upon any of the directors, officers, or shareholders individually but are binding only upon the assets and property of the Company.

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of New York and the state of New York on the 20th day of December, 2007.

Attest:	/s/ Suhel Kanuga	By:	/s/ F. Jacob Cherian
	Name: Suhel Kanuga		Name: F. Jacob Cherian
	Title: Chief Financial Officer		Title: President and Chief Executive Officer

Exhibit Index

Exhibit 12	Registrant’s last regular periodic report to its securityholders filed on Form 10-K, as filed with the Securities and Exchange Commission on March 30, 2007.